

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Jørn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
3rd Floor, 44 Esplanade
St. Helier, Jersey
JE4 9WG

> **Re: Crown LNG Holdings Ltd**
> **Registration Statement on Form F-4**
> **Filed October 2, 2023**
> **File No. 333-274832**

Dear Jørn Husemoen:

 We have reviewed your registration statement and have the following comments.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4

Comparative Per Share, page 23

1. Shareholders' Equity (Deficit) of Crown and the Combined Pro Forma amounts appear to be the amounts attributable to ordinary shareholders rather than total shareholders' equity (deficit). Please revise the caption as appropriate.

2. Shareholders' Equity per Share attributable to ordinary shareholders of Crown appears to be $0.27 rather than $268.88. Please revise or advise us why you believe no revision is necessary.

Risks Related to Catcha and the Business Combination, page 55

3.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

4.   We note your sponsor is a Cayman Islands limited liability company, and a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. Please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

5.   We note your risk factor that Catcha may issue additional Catcha Class A Ordinary Shares or preference shares to complete the initial business combination or under an employee incentive plan after the completion of your business combination. Please quantify the number and value of securities the sponsor will receive if additional securities are issued. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

6.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Risk Factors
Catcha may be unable to meet the Minimum Cash Condition or to obtain additional financing to complete our initial business combination..., page 66

7.   Refer to your disclosure regarding Catcha's minimum cash condition to complete the business combination. It does not appear that you will meet this condition without raising additional funds. Please tell us and disclose whether you are or intend to engage in negotiations with respect to securing additional financing in connection with the Business Combination.

Risks Related to Catcha and the Business Combination
Catcha's Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District..., page 73

8.   We note your reference to Catcha's Warrant Agreement having an exclusive forum clause, and also in a risk factor on page 88 "[o]ur warrant agreement" also having an exclusive forum clause. Disclosure of the risk factor on page 73 and page 88 describes different

application of such clause(s) to claims under the Securities Act or Exchange Act. However, we see only one warrant agreement filed in Exhibit 4.4. Please clarify the warrant agreement(s) applicable to your warrants. Please disclose whether your provision(s) applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.

The Sponsor, as well as Crown, and their respective directors, officers, advisors or affiliates may elect to purchase..., page 76

9.   We note your disclosure that at any time at or prior to the Business Combination, the Sponsor, as well as Crown, and their respective directors, executive officers, advisors or their affiliates may purchase Catcha Class A Ordinary Shares or public warrants in privately negotiated transactions or in the open market. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

The Business Combination Proposal
Background of the Business Combination, page 119

10.   We understand that J.P. Morgan Securities LLC, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, and why the waiver was agreed to.

11.   Please tell us whether you are aware of any disagreements with J.P. Morgan Securities LLC regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that J.P. Morgan was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet J.P. Morgan is waiving such fees and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination

12.   Disclose whether J.P. Morgan Securities LLC provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why J.P. Morgan was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that J.P. Morgan has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Projections Furnished by Crown to Catcha, page 134

13.   Regarding the projections furnished by Crown to Catcha, please address the following:

- Explain to us the process undertaken to formulate the projections and assumptions.
- Tell us whether alternative sets of projections were prepared and presented to Catcha's management specific to the assumptions of the utilization rate of the terminals, the average terminal re-gasification prices, or the annualized revenue or EBITDA run rates. If so, then revise to disclose the outcomes of these alternative projections and related assumptions.
- Expand your discussion of the material assumptions underlying your EBITDA projections, quantifying where applicable.

14.   We note your disclosure that "*For the period between the Closing of the Business Combination, until each of the Key Projects are expected to be FID-ready"* you disclose Front End Engineering and Design ("FEED") cost estimates and expected dates for which the project would be FID-ready for both the Kakinada and Grangemouth Project, and "*For the period between each of the Key Projects being FID-ready, and each of the Key Project beginning operations and achieving first gas"* you disclose that following the completion of the FEED work and each project being FID-ready, Crown expects to raise project level financing, to achieve FID and begin construction for each project, with construction costs and timeline for each project. Please disclose the cost estimate accuracy range and contingency values for each project used in Crown's estimate, as well as any schedule contingency used in such estimate.

15.   Please disclose how you estimated "Annualized Run Rate Revenue" and "Annualized Run Rate EBITDA (Margin)."

Summary of Valuation Approach(in $ millions)
1. Comparable Company Analysis, page 138

16.   We note your explanation that the listed companies used in your comparable company analysis possessed similar infrastructure and development sector. Please revise to explain any differences, if material, between the Crown and the comparable companies. For example, we note Crown is currently a pre-income company.

Material Tax Considerations
The Merger, page 161

17.   You disclose that the Merger is expected to qualify as a reorganization under Section 368(a)(1)(F) of the Code, and if the Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code then no gain or loss is expected to be recognized by Catcha as a result of the Merger. Furthermore, you disclose (i) that a U.S. Holder of Catcha Class A Ordinary Shares or Catcha's public warrants that exchanges its Catcha Class A Ordinary Shares or public warrants pursuant to the Merger is not expected to

recognize gain or loss on the Exchange of Catcha Class A Ordinary Shares and public warrants for PubCo securities, and that (ii) a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. Considering that the tax consequences appear material to an investor and a representation as to tax consequences is set forth in the filing, please file a tax opinion that clearly identify each material tax consequence being opined upon and sets forth the author's opinion. See Item 601(b)(8) and Section III of Staff Legal Bulletin No. 19 (October, 14 2011).

Information about Crown, page 215

18. Please disclose the dates and titles of all sources for your estimates of your industry. For example, disclose such information for the Morgan Stanley report on global LNG demand and the various government statistics of demand growth.

Crown's Executive Office and Director Compensation
Management for Hire Agreement, page 256

19. Please file the Gantt Hire Agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Beneficial Ownership of Securities, page 258

20. For East LNG Pte Ltd, you disclose in footnote 7 that this represents shares to be issued pursuant to the KGLNG Agreement, dated August 3, 2023. You disclose GBS Infra Pte Ltd owns 100% of the interest in East LNG Pte Ltd and has sole voting and investment power of the securities held by East LNG Pte Ltd. You further disclose that Kataria Capital Corporation holds 50% of the voting and investment power of the securities held by GBS Infra Pte Ltd, with Swapan Katara the ultimate beneficial owner of such 50% interest as Trustee of the Kataria Trust that owns 100% of the interest in Kataria Capital Corporation. Please disclose the person(s) that hold voting and/or investment power over the other 50% of interest in GBS Infra Pte Ltd. See Item 18 of Form F-4 and Item 7.A of Form 20-F.

Certain Relationships and Related Person Transactions
Certain Relationships and Related Person Transactions -- Crown, page 265

21. You disclose the KGLNG Agreement and GBTRON Agreement, both dated August 3, 2023. In both, Crown appears to have the option to buy 100% interest in KGLNG and GBTRON, respectively. Please disclose if this business combination is conditioned on the exercise of such options, or otherwise discuss if there any possibility Crown will not exercise such options. In this regard, we note the valuation of Crown appears to include its holdings and rights after exercise of such options and related agreements.

22.   Please discuss if the securities issuable under the KGLNG Agreement Grant of Future Payment Right and Grant of Option and the GBTRON Agreement Grant of Option you intend to be registered or exempt. Please also discuss if such securities issuable under these agreements are reflected in your beneficial ownership table.

Financial Statements
General, page F-1

23.   Please update the financial statements for Crown LNG Holding AS, the pro forma financial information and other financial information included in the filing in accordance with Item 8.A.5. of Form 20-F.

General

24.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

25.   Please include the section discussing each proposal to be voted upon at your extraordinary general meeting in your table of contents. At present, you only include (i) the business combination proposal, (ii) the advisory charter proposal, and (iii) the adjournment proposal in your table of contents.

26.   In your filing fee table, you include 60,000,000 Ordinary Shares representing the maximum number of Ordinary Shares to be issued to the shareholders of Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway in connection with the Business Combination. Please discuss your basis for registering such shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebekah McCorvey